UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On February 16, 2024, SMX (Security Matters) Public Limited Company (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton LLC (the “Underwriter”) relating to the public offering (the “Offering”) of approximately 12,125,000 ordinary shares of the Company (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), par value $0.0022 per share, at a subscription price per share of $0.24 (the “Firm Shares”). Additionally, the Underwriting Agreement provides that to the extent that the purchase of Firm Shares would cause the beneficial ownership of a purchaser in the Offering, together with its affiliates and certain related parties, to exceed 4.99% of the Ordinary Shares, the Company agrees to issue the Underwriter, for delivery to such purchasers, at the election of the purchasers, a number of Pre-Funded Warrants (the “Pre-Funded Warrants”). The pre-funded exercise price for each Pre-Funded Warrant (and accompanying warrants) will be equal a price per share of $0.2378 (100% of the public offering price allocated to each Firm Share less $0.0022), and the remaining non pre-funded exercise price of each pre-funded warrant will be $0.0022 per share.

The net proceeds to the Company from the sale of the Firm Securities, after deducting the Underwriter’s discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately $2.67 million. The Offering is expected to close on or about February 20, 2024, subject to the satisfaction of customary closing conditions.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 1.1 to this Current Report and is incorporated herein by reference.

The Firm Shares and the Pre-Funded Warrants are being offered and sold by the Company pursuant to a prospectus dated February 15, 2024 and filed with the Securities and Exchange Commission (the “SEC”), which is part of the Company’s effective registration statement on Form F-1 (File No. 333-276760) filed with the SEC on January 30, 2024 and amended by pre-effective amendments filed with the SEC prior to effectiveness (the “Registration Statement”).

On February 16, 2024, the Company issued a press release announcing the Offering and the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023 and in the Registration Statement. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit Number	Description

1.1	Underwriting Agreement, dated February 15, 2024

99.1	Press release dated February 16, 2024

104	Cover Page Interactive Data (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer